NO ACT

PE

12-24-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 12 2014

Washington, DC 20549

14005257

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-12-14

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 24, 2013

Dear Ms. O'Toole:

This is in response to your letter dated December 24, 2013 concerning the shareholder proposal submitted to Goldman Sachs by Jing Zhao. We also received a letter from the proponent on December 28, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 24, 2013

The proposal recommends that the company establish a public policy committee to assist the board of directors in overseeing the company's policies and practices that relate to public policy and corporate citizenship, including matters specified in the proposal.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Goldman Sachs' policies, practices and procedures compare favorably with the guidelines of the proposal and that Goldman Sachs has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Goldman Sachs relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

中日美
日米中 比較政策研究所
US–Japan–China Comparative Policy Research Institute

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2012

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao

for Inclusion in Goldman Sachs Group 2014 Proxy Statement

Dear Sir or Madam:

It is not a surprise to read Goldman Sachs Group (the company)'s letter dated on December 24, 2013 to the SEC to request omit my proposal to the 2014 shareholders meeting. Like last year, I am certain that American democracy works and the SEC staff is much more knowledgeable to rebut the baseless reasons in the letter to exclude my proposal.

I want to express my grave concerns of the company's public policy failures, especially the company becomes one component for Dow Jones Industrial this year and does financial business globally affecting billions people's life. The company's Corporate Governance, Nominating and Public Responsibility Committee is required to meet only twice a year (the Charter). It is easy to image that this committee cannot do anything of the company's public policy besides nominating business. Besides, the narrow public responsibility issues do not include all public policy issues. On the core public policy concern regarding human rights, the company only "***expects*** suppliers 'should meet appropriate standards'"(page 7 in the letter) but there is nothing mentioning verifying mechanism or remedying process independently, because the company has no intention to implement its "inherently vague and indefinite" human rights statement.

中日美 日米中 比較政策研究所
US-Japan-China Comparative Policy Research Institute

By the way, Asahi "is one of the five national newspapers in Japan. Its circulation, which was 7.96 million for its morning edition and 3.1 million for its evening edition as of June 2010, was second" (http://en.wikipedia.org/wiki/Asahi_Shimbun). Goldman Sachs Group has big business in Japan and enough staff to read Japanese sources. My article "The Betrayal of Democracy: Tiananmen's Shadow over Japan," published by the Spanish Historical Association, is in English. There are many other related articles in English at US-Japan-China Comparative Policy Research Institute's website http://cpri.tripod.com, including my letter to Japan's Prime Minister Hatoyama requesting his government open Japan's governmental documents to oppress our Chinese students in Japan in 1989: http://cpri.tripod.com/cpr2009/Zhao_to_Hatoyama.pdf. After I submitted my proposal on November 15, 2013, the situation becomes much more tense and serious in Asian Pacific region where the company has heavy business, verifying my proposal's importance for the company's business.

My supporting statement, such as "it is neither sufficient nor effective to deal with the increasingly worldwide complicated public policy concerns," is clear and true; the company's letter is based on false and misleading statement without due diligent research. The company should not be allowed to deprive shareholders' right to express our views independently.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** (phone/fax) or *** FISMA & OMB Memorandum M-07-16 ***

Respectfully,

Jing Zhao

Jing Zhao

cc: Beverly O'Toole <Beverly.OToole@gs.com>,

Jamie Greenberg <Jamie.Greenberg@gs.com>

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 24, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of Jing Zhao

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2014 Annual Meeting of Shareholders (together, the "2014 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Jing Zhao (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2014 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2014 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the

Proponent as notification of the Company's intention to omit the Proposal from the 2014 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved: shareholders recommend that The Goldman Sachs Group (the firm) establish a Public Policy Committee to assist the Board of Directors in overseeing the firm's policies and practice that relate to public policy and corporate citizenship including human rights, environmental sustainability, corporate social responsibility, vendor chain management, and charitable giving, political activities and expenditures, government relations activities, international relations, and other public issues of significance to the firm that may affect the firm's operations, performance or reputation."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10), because the Proposal already has been substantially implemented through the oversight of the Company's Corporate Governance, Nominating and Public Responsibilities Committee (the "Governance and Public Responsibilities Committee"), including its Public Responsibilities Subcommittee, and the Company's policies, practices, procedures and public disclosures relating to public policy; and

- Rule 14a-8(i)(3), because the Proposal both contains materially false statements about the Governance and Public Responsibilities Committee and is inherently vague and indefinite, in each case contrary to Rule 14a-9.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it already has been substantially implemented through the oversight of the Governance and Public Responsibilities Committee, including its Public Responsibilities Subcommittee, and the Company's policies, practices, procedures and public disclosures relating to public policy.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, No. 34-12598, [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (July 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures addressing the proposal's underlying concern or implementing its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007). Furthermore, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has *substantially* implemented it.

1. The Proposal has been substantially implemented through the oversight of the Company's Governance and Public Responsibilities Committee, including its Public Responsibilities Subcommittee.

The Staff has consistently concurred in the exclusion of shareholder proposals that request the formation of a board committee when the subject matter to be addressed is already within the scope of an existing board committee. *See, e.g., Siliconix Inc.* (Mar. 1, 2004) (concurring that a proposal requesting the formation of a committee to review related party transactions was substantially implemented by the company's then-existing audit committee); *Fin. Indus. Corp.* (Mar. 28, 2003) (concurring that a proposal requesting the appointment of a committee to engage an investment bank to explore a merger was substantially implemented by the company's then-existing special committee of the board); *The Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (concurring that a proposal requesting the formation of a committee to oversee anti-fraud compliance was substantially implemented by the company's then-existing ethics committee); *ITT Corp.* (Mar. 24, 1992) (concurring that a proposal requesting the appointment of an environmental affairs committee was substantially implemented by the company's then-existing legal affairs committee); *Woolworth Corp.* (Apr. 11, 1991) (concurring that a proposal requesting the appointment of a committee to investigate the issue of animal neglect and mistreatment was substantially implemented by the company's then-existing pet advisory board).

In this case, the Proposal requests the formation of a "Public Policy Committee." Although it is unclear, as discussed in Section II.B.2 below, whether the Proposal contemplates the formation of a committee of the Company's Board of Directors (the "Board"), the Board already has established the Governance and Public Responsibilities Committee. The Governance and Public Responsibilities Committee, which consists of all of the Company's independent directors, also has a fully-independent Public Responsibilities Subcommittee that focuses solely on issues related to the Company's public responsibilities. As disclosed on page 2 of the Company's Proxy Statement, dated April 12, 2013, for the 2013 Annual Meeting of Shareholders, the Public Responsibilities Subcommittee focuses on the oversight of the Company's relationships with major external constituencies and of the Company's reputation as well as review of the Company's philanthropic and educational initiatives.

The Proposal requests that the new "Public Policy Committee" oversee policies and practices "that relate to public policy and corporate citizenship including human rights, environmental sustainability, corporate social responsibility, vendor chain management, and charitable giving, political activities and expenditures, government relations activities, [and] international relations." These essential objectives of the Proposal have already been implemented by the Company's Governance and Public Responsibilities Committee, as described in the Governance and Public Responsibilities Committee Charter (the "Committee Charter"), which is publicly available through the Corporate Governance page of the Company's website[1] and is attached hereto as Exhibit B. According to the Committee Charter, among the "duties and responsibilities" of the Governance and Public Responsibilities Committee are to:

- "review Environmental, Social and Governance (ESG) issues affecting the Company, including through the periodic review of the Company's ESG Report" (paragraph 13);

- "review periodically and provide guidance on the Company's strategy for managing its relationships with major external constituencies and its reputation" (paragraph 14); and

- "review periodically the Company's philanthropic and educational initiatives, including 10,000 Women, 10,000 Small Businesses and Goldman Sachs Gives, and the Company's support of charitable organizations through The Goldman Sachs Foundation or otherwise" (paragraph 15).

Under the Company's Statement on Policy Engagement and Political Participation (the "Policy Statement"), which is publicly available on the Corporate Governance page of the Company's website[2] and is attached hereto as Exhibit C, the Governance and Public Responsibilities Committee "reviews an annual report regarding [the Company's] lobbying expenditures" and also reviews a "comprehensive report on [the Company's] memberships [in trade organizations and industry groups], including membership fees and dues paid in excess of $30,000...on an annual basis."

As a result, the Committee Charter and the Policy Statement not only cover the essential objective of the Proposal, which is that the proposed new committee oversee public policy and corporate citizenship, but also cover the following enumerated proposed committee responsibilities listed in the Proposal:

- human rights (paragraph 13);

- environmental sustainability (paragraph 13);

---

1 http://www.goldmansachs.com/investor-relations/corporate-governance/board-committees.html

2 http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/political-statement-8-9-13.pdf

- corporate social responsibility (paragraph 14 and Committee Charter, Statement of Purpose, "to assist the Board in its oversight of the Company's relationships with major external constituencies and the Company's reputation, and to review the Company's philanthropic and educational initiatives");

- vendor chain management (paragraph 14);

- charitable giving (paragraph 15);

- political activities and expenditures (Policy Statement);

- government relations activities (paragraphs 13 and 14 and Policy Statement);

- international relations (paragraphs 13 and 14 and Policy Statement); and

- other public issues of significance (paragraph 14 and Committee Charter, Statement of Purpose).

Thus, the Governance and Public Responsibilities Committee and its Public Responsibilities Subcommittee already substantially implement the essential objective of the Proposal as well as each of the proposed committee responsibilities enumerated by the Proponent.

2. The Proposal has been substantially implemented because the Company's policies, practices, procedures and public disclosures relating to public policy compare favorably with the guidelines of the Proposal.

The Staff has stated that a proposal is substantially implemented if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *Duke Energy Corp.* (Feb. 21, 2012) (concurring that a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions was substantially implemented because the company's policies, practices and procedures, as disclosed in its Form 10-K and annual sustainability report, compared favorably with the guidelines of the proposal). *See also The Goldman Sachs Group, Inc.* (Mar. 15, 2012) (concurring that a proposal requesting the formation of a board committee to review and report how the company is responding to risks, including reputational risks, associated with high levels of senior executive compensation was substantially implemented because the "public disclosures" in the company's proxy statement "compare[d] favorably with the guidelines of the proposal"); *Entergy Corp.* (Feb. 14, 2012) (concurring that a proposal requesting the appointment of a board committee to review and report on the company's nuclear safety policies was substantially implemented because the "public disclosures" in the company's safety policy and sustainability report "compare[d] favorably with the guidelines of the proposal").

The Company's policies, practices and procedures relating to public policy and corporate citizenship, including the oversight role of the Board, are well-documented in the Company's public disclosures. As disclosed in the Policy Statement: "Goldman Sachs participates in direct advocacy on certain public policy issues that we believe foster global economic growth, promote financial stability and improve communities and society.... In formulating public policy priorities, consideration is given to challenges to our current operations and opportunities for expansion, with a goal of prioritizing public policies that will increase shareholder value and contribute to the success of the firm." The Policy Statement also provides that while "[s]taff in [the] OGA [(Office of Government Affairs)] is responsible for coordinating our global public policy priorities," the Company's "*Board is apprised of, and engaged in, the policy issues we focus on and our efforts in this regard.*"

The Company has also implemented a number of policies, practices and procedures that compare favorably with the Proposal's request to address "corporate citizenship...environmental sustainability, corporate social responsibility...and charitable giving." The Company's Environmental, Social and Governance Report, which is overseen by the Board (through the Governance and Public Responsibilities Committee and its Public Responsibilities Subcommittee) and is publicly available in an interactive, digital format on the Citizenship page of the Company's website[3], states that the Company is "committed to being a good steward in helping to address social, economic and environmental challenges" through "efforts rang[ing] from supporting cleaner energy in China and women entrepreneurs in India, to small businesses in the United Kingdom, social justice in Johannesburg and new opportunities for military veterans in New York."

Likewise, the Company's Corporate Engagement program is described on the Citizenship section of the Company's website[4] and states that the Company and its people "are committed to helping communities where we work and live" and that the Company has "committed in excess of $1.6 billion to philanthropic initiatives" since 2008. The following are specific highlights of the Company's Corporate Engagement efforts:

- 10,000 Women, a "global initiative to help grow local economies by providing 10,000 underserved female entrepreneurs with a business management education, access to mentors and networks, and links to capital."
- 10,000 Small Businesses, a "$500 million investment to help small businesses create jobs and drive economic growth by providing entrepreneurs with a practical business education, the opportunity to access capital, and business support services."
- Goldman Sachs Gives, "a donor-advised fund through which Goldman Sachs and its current and retired senior employees can recommend grants to qualifying nonprofit organizations globally."

---

3 http://www.goldmansachs.com/s/esg-2012/index.html

4 http://www.goldmansachs.com/citizenship/corporate-engagement/index.html

- Community TeamWorks, "a global volunteer initiative that allows our people to take a day out of the office to volunteer with local nonprofit organizations."

The subject matter of the Proposal also covers the Company's policies and practices relating to "human rights...[and] vendor chain management." As disclosed in the Company's Statement on Human Rights, which is publicly available on the Corporate Governance page of the Company's website[5] and is attached hereto as Exhibit D, the Company's Annual Report on Form 10-K (the "10-K") and the Company's summary on its history of commitment to public service (the "Public Service Summary"), which is publicly available on the Corporate Governance page of the Company's website[6] and is attached hereto as Exhibit E, the Company has implemented a number of policies, practices and procedures, and has made public disclosures, relating to human rights and vendor chain management that compare favorably with the Proposal.

The Company notes in its Statement on Human Rights: "Our respect for human rights is fundamental to and informs our business; it guides us in how we treat and train our employees, and how we work with our clients and our vendors." The Statement on Human Rights references the United Nations Universal Declaration of Human Rights as providing examples of the human rights the Company is responsible "to help protect, preserve and promote...around the world." More specifically, the Statement on Human Rights addresses the Company's policies and practices relating to vendor chain management: the Company expects suppliers "should meet appropriate standards related to labor practices, wages and workplace safety" and become aware of the Company's policies regarding human rights.

According to page 57 of the 10-K filed with the Commission, the Company's charitable contributions totaled $225 million in 2012, including $159 million contributed to Goldman Sachs Gives and $10 million to The Goldman Sachs Foundation. Also, as disclosed in the Company's Public Service Summary, the Company has made charitable contributions to The Goldman Sachs Foundation of over $500 million since 1999. The Company also discloses in its description of Goldman Sachs Gives, available on the Citizenship page of the Company website[7], that it has "contributed $1.1 billion to Goldman Sachs Gives since 2010 demonstrating the [Company's] commitment to philanthropy through diversified and impactful giving."

Finally, the Proposal seeks to ensure appropriate Board oversight of the Company's "political activities and expenditures, government relations activities [and] international relations." Once again, the Company's policies, practices, procedures and public disclosures in

---

5 http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/human-rights-statement.pdf

6 http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/public-service.pdf

7 http://www.goldmansachs.com/citizenship/goldman-sachs-gives/about-the-program/index.html

this area compare favorably with the Proposal. The Company notes in its Policy Statement that the Company's "ability to participate in the public policy arena is subject to robust regulation at both the federal and state levels; Goldman Sachs has policies and procedures to ensure that the firm is in compliance with all relevant laws, rules and regulations...[and] Goldman Sachs has policies and procedures governing the political activities of the firm, our political action committee and our employees." The Policy Statement goes on to describe the Company's policies and practices relating to political contributions, ballot initiatives and trade associations. As noted above, the Governance and Public Responsibilities Committee receives a comprehensive annual report on the corporate membership in trade associations and all membership fees paid in excess of $30,000, and the Board is "apprised of, and engaged in," these public policy issues.

In sum, the Proposal has been substantially implemented because of the Governance and Public Responsibilities Committee, the formation of its Public Responsibilities Subcommittee, and as a result of the Company's above-referenced policies, practices, procedures and public disclosures, which compare favorably with the guidelines of the Proposal.

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude the Proposal from the 2014 Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin 14B* (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates either that a factual statement is objectively and materially false or misleading or that the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Company believes that the Proposal (1) contains an objectively false and misleading statement about the Governance and Public Responsibilities Committee, which undermines the Proposal's fundamental premise and (2) is impermissibly vague and indefinite because it is unclear as to which "public issues of significance to the firm" are unaddressed by the Company's Governance and Public Responsibilities Committee, because it contains references to news articles that are not publicly available in English and because it is not clear what form of committee the Proposal contemplates.

1. The Proposal contains an objectively and materially false and misleading statement about the Governance and Public Responsibilities Committee, which undermines the Proposal's fundamental premise.

The Staff has allowed the exclusion of an entire proposal that contains false and misleading statements where the false or misleading statement speaks to the proposal's fundamental premise. For example, in *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a section of state law that was not applicable to the company. Because the proposal by its terms invoked a statute that was not applicable to the company, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3). Likewise, in early 2007, a number of companies sought to exclude shareholder proposals requesting the adoption of a company policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve the compensation committee report disclosed in the proxy statement. Because then-recent amendments to Regulation S-K no longer required the compensation committee report to be disclosed in the proxy statement, the Staff in each case permitted the companies to exclude the shareholder proposals. *See, e.g., Energy East Corp.* (Feb. 12, 2007); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007).

Although the Proposal explicitly acknowledges the existence of the Company's Governance and Public Responsibilities Committee, the Proposal's central premise appears to be a fundamental misconception that the Governance and Public Responsibilities Committee is "neither sufficient nor effective to deal with the increasingly worldwide complicated public policy concerns." This misstatement, besides being false and misleading:

- seems to imply that the Governance and Public Responsibilities Committee does not satisfy its obligations under the Committee Charter;
- calls into question the actions of individual directors by implying that they are not carrying out the oversight called for by the Committee Charter; and
- fails to take into account the Company's policies, practices and procedures which are readily available publicly, as discussed above.

Because the Proposal's central premise is based on a false and misleading statement, the Company believes that it may exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. The Proposal is impermissibly vague and indefinite because it is unclear as to which "public issues of significance to the firm" are unaddressed by the Governance and Public Responsibilities Committee, because it contains references to news articles that are not publicly available in English and because it is not clear what form of committee the Proposal contemplates.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined or a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Bank of America Corp.* (Feb. 22, 2010), the Staff concurred with the exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define the term "US

Economic Security" and offered only an illustrative list of factors for the committee to review such as the "impact of company policies on the long term health of the economy of the US." *See also The Boeing Co.* (Feb. 5, 2010) (concurring that a proposal requesting the formation of a committee to ensure that the company acts in accordance with "the Universal Declaration of Human Rights" was vague and indefinite); *Morgan Stanley* (Mar. 12, 2013) (concurring that a proposal requesting the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value was vague and indefinite); *Philadelphia Electric Co.* (July 30, 1992) (concurring that a proposal requesting the formation of a committee of stockholders to present a plan "that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees" was vague and indefinite).

Likewise, in *The Boeing Co.* (Recon. Mar. 2, 2011), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite that would have requested that the issuer encourage senior executives to relinquish "preexisting executive pay rights" because the proposal did not define or otherwise provide guidance regarding how the term "preexisting executive pay rights" would apply to the company's various compensation programs. *See also Bank Mutual Corp.* (Jan. 11, 2005) (concurring that a proposal requesting "a mandatory retirement age be established for all directors upon attaining the age of 72 years" was vague and indefinite because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years). The rationale for treating an ambiguously drafted proposal as materially misleading is that, as the Staff observed in *Fuqua Industries, Inc.* (Mar. 12, 1991), ambiguity creates that risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal requests the formation of a new public policy committee to oversee, among other things, "other public issues of significance to the firm that may affect the firm's operations, performance or reputation." As discussed in Section II.A above, the Governance and Public Responsibilities Committee and the Company's other policies, practices and procedures already address the specific public policy issues listed in the Proposal. The Proposal explicitly acknowledges the existence of the Governance and Public Responsibilities Committee, but states broadly, with no explanation, that it is "neither sufficient nor effective to deal with the increasingly worldwide complicated public policy concerns." It seems that the Proposal is meant to suggest that a new policy committee should oversee other public issues of significance to the Company beyond the specific topics listed, and beyond the broad mandate of the Governance and Public Responsibilities Committee. However, the Proposal gives no basis whatsoever for the Board or shareholders to understand what these "other public issues" might be or why the Governance and Public Responsibilities Committee is insufficient or ineffective.

The examples of "public policy" issues provided in the supporting statement fail to clarify what else the Company is being asked to do. The supporting statement focuses largely on actions by the government of Japan in response to Tiananmen Square and the Proponent's own grievances against the government of Japan. The Proposal also refers shareholders to three news articles about the Japanese government. However, most of the Company's shareholders would not be able to access these articles; they are not included in the Proposal and, based on our research, are not publicly available in the English language.

Furthermore, the Proposal requests that "the [Company] establish a Public Policy Committee to assist the Board of Directors" but does not clarify who is charged with creating the proposed new committee, or the form or membership of this committee. The plain language of the Proposal suggests that the Company (and not the Board) is charged with the creation of this committee; however, the Proposal fails to clarify what constituencies within the Company should be responsible for the establishment of this new committee. Similarly, the Proposal fails to describe whether the proposed new committee should be a committee of the Board, the Company's management or a broader constituency. Finally, the Proposal does not clarify the membership of this new proposed committee. These are fundamental ambiguities of the Proposal; a committee formed by Company management as a committee of the Company and consisting of the Company's employees (or even third parties) is very different from a committee formed by the Board as a Board committee and consisting of independent Board members.

As such, shareholders, in voting on the Proposal, and the Board and the Company, in implementing it, necessarily would have to make numerous and significant assumptions as to what exactly the Proposal actually contemplated. For all of the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2014 Proxy Materials as materially false and misleading and impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole

Attachment

cc: Jing Zhao

Exhibit A -

FISMA & OMB Memorandum M-07-16

November 15, 2013

John F. W. Rogers,

Secretary to the Board of Directors

The Goldman Sachs Group Inc.

200 West Street, New York

NY 10282

Re: Shareholder Proposal on Public Policy Committee

Dear Secretary to the Board of Directors:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2014 annual meeting of shareholders and Scottrade letter of my shares ownership. I will continuously hold these shares until the 2014 annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** (phone/fax) or ***FISMA & OMB Memorandum M-07-16***

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Shareholder proposal

Scottrade letter of Jing Zhao's shares ownership

Shareholder Proposal on Establishing a Public Policy Committee

Resolved: shareholders recommend that The Goldman Sachs Group (the firm) establish a Public Policy Committee to assist the Board of Directors in overseeing the firm's policies and practice that relate to public policy and corporate citizenship including human rights, environmental sustainability, corporate social responsibility, vendor chain management, and charitable giving, political activities and expenditures, government relations activities, international relations, and other public issues of significance to the firm that may affect the firm's operations, performance or reputation.

Supporting Statement

Although the firm currently has a Corporate Governance, Nominating and Public Responsibilities Committee with its Public Responsibilities Subcommittee to "assist our Board in its oversight of our firm's relationships with major external constituencies and our reputation" and to "review our firm's philanthropic and educational initiatives," it is neither sufficient nor effective to deal with the increasingly worldwide complicated public policy concerns. In the dynamic Pacific Asia region, the Japanese government has utilized the Tiananmen Tragedy of China in 1989 to abandon its own peace constitution (the cornerstone of Asia's peace after WWII) towards rearmament, militarization and fascism to mislead the U.S. forces under the U.S.-Japan Security Treaties to crash with the rising power of a nationalistic China. For example, although the Japanese government signed the G-7 Summit declaration in 1989 in France to protect Chinese students, I, as a graduate student in Osaka University organizing Chinese democratic movement in Japan, was persecuted in Japan because I refused Japanese government's offer to betray my fellow Chinese students in Japan (refer to Asahi Daily's interviews with me on February 10, 1990, October 20, 1992 and June 8, 2009, and my long article "The Betrayal of Democracy: Tiananmen's Shadow over Japan," Historia Actual Online. ISSN 1696-2060. 2004. Issue 4 Volume 2). On the other hand, the international public is concerned on recent media coverage of the U.S. financial industry (including our firm) bribing Chinese high officials through their families to obtain business deals in China. It is obvious that without a public policy committee, our firm cannot legally and ethically deal with this kind of complicated international business. In fact, partly to respond to my proposal, Microsoft established such a committee in 2012. Isn't it more necessary for a leading finance firm than a leading tech firm to establish a public policy committee?

Scottrade

Members: National Association of Securities Dealers & Securities Investor Protection Corporation

100 Pringle Ave #330
Walnut Creek CA 94596-3580
925-256-6425 • 1-888-647-1980

November 15, 2013

Jing Zhao

FISMA & OMB Memorandum M-07-16

Re: Scottrade Account ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Zhao,

Per Your Request, this letter is to verify that 29 shares of Goldman Sachs (GS) were purchased on July 13, 2011, and have been held continuously in your account to the present date.

Please contact our branch at 925-256-6425 if you need further assistance.

Sincerely,

Todd Rouleau
Branch Manager

Exhibit B

Amended and restated as of April 2013

Corporate Governance, Nominating and Public Responsibilities Committee Charter

Purpose of Committee

The purpose of the Corporate Governance, Nominating and Public Responsibilities Committee (the "Committee") of the Board of Directors (the "Board") of The Goldman Sachs Group, Inc. (the "Company") is to recommend individuals to the Board for nomination, election or appointment as members of the Board and its committees, consistent with the criteria included in the Company's Corporate Governance Guidelines, to oversee the evaluation of the performance of the Board and the Company's Chief Executive Officer (the "CEO"), to review and concur in the CEO's and other senior management's succession plans, to take a leadership role in shaping the corporate governance of the Company, including developing, recommending to the Board and reviewing on an ongoing basis the corporate governance principles and practices that should apply to the Company, to assist the Board in its oversight of the Company's relationships with major external constituencies and the Company's reputation, and to review the Company's philanthropic and educational initiatives.

Committee Membership

The Committee shall consist of no fewer than three members of the Board. The Committee shall consist only of members of the Board who the Board has determined are "independent" under the rules of the New York Stock Exchange and the Securities and Exchange Committee heightened independence rules for members of an audit committee (an "Independent Director").

Committee Structure and Operations

The independent directors, taking into account the views of the Chairman of the Board, shall recommend for approval by the Board one member of the Committee as its chairperson. The Committee shall meet at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Committee may invite such members of management and other persons to its meetings as it may deem desirable or appropriate. The Committee shall report regularly to the Board summarizing the Committee's actions and any significant issues considered by the Committee. Such reporting shall not be required if all directors are present at the Committee meeting at which such actions or issues are considered or if individual directors not present are otherwise informed with respect to such actions or issues as appropriate.

Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

1. To identify individuals qualified to become Board members, to recommend to the Board the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders, and in each case to provide to the Board the Committee's assessment of whether each such individual or nominee would be an Independent Director. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee

shall recommend to the Board an individual to fill such vacancy through appointment by the Board. In recommending candidates, the Committee shall place primary emphasis on the criteria set forth under "Selection of Directors – Nominations and Appointments" in the Company's Corporate Governance Guidelines. The Committee may consider candidates proposed by management, but is not required to do so.

2. To review periodically as it deems appropriate, but at least annually, the standards to be applied by the Board in making determinations as to whether a director should be deemed an Independent Director, to recommend to the Board any modifications to these standards that the Committee deems desirable, and to provide to the Board the Committee's assessment of which directors should be deemed Independent Directors under the then-current standards and under any recommended modifications to the standards.

3. To identify Board members qualified to fill vacancies on any committee of the Board (including the Committee), to recommend that the Board appoint the identified member or members to the respective committee and to recommend to the Board any member of a committee that should be removed from such committee. In recommending a candidate for committee membership or removal from a committee, the Committee shall take into consideration the criteria set forth under "Selection of Directors – Nominations and Appointments" in the Company's Corporate Governance Guidelines, the factors set forth in the charter of the committee, if any, and any other factors that it deems appropriate and that are not inconsistent with the criteria set forth in the Corporate Governance Guidelines or any factors set forth in the committee charter. In recommending a candidate for Audit Committee membership, the Committee shall provide to the Board the Committee's assessment of whether such candidate would be independent and would be an "audit committee financial expert," in each case, as defined by the rules of the Securities and Exchange Commission.

4. To review the continuation on the Board of any director who has tendered a letter of proposed retirement or resignation from the Board and, in the case of a retirement or resignation tendered other than pursuant to Section 2.2 of the Company's By-Laws, to recommend to the Board whether, in light of all the circumstances, the Board should accept such proposed retirement or resignation or request that the director continue to serve or, in the case of a resignation required to be tendered pursuant to Section 2.2 of the Company's By-Laws, to assess whether a significant reason for the director to remain as a director exists and recommend to the Board whether, in light of the existence or absence of such reason, the Board should accept such proposed resignation.

5. To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable in the size of the Board or any committee thereof.

6. To make recommendations to the Board from time to time as to the establishment of any new committees of the Board that the Committee believes to be necessary or desirable.

7. To annually conduct an evaluation of the performance of the Board and, through its chairperson, to communicate this evaluation to the full Board. The performance evaluation shall be conducted in such manner as the Committee deems appropriate.

8. To review periodically the form and amounts of non-employee director compensation and make recommendations to the Board with respect thereto.

9. To annually conduct an evaluation of the performance of the CEO and, through its chairperson, to communicate this evaluation to the CEO and the chairperson of the Compensation Committee. The performance evaluation shall be conducted in such manner as the Committee deems appropriate.

10. To review and concur in the CEO's and other senior management's succession plans at least annually.

11. To develop and recommend to the Board a set of corporate governance principles and practices applicable to the Company and, at least once a year, to review those principles and practices and recommend to the Board any revisions the Committee deems necessary or desirable.

12. To review, at least once a year, the Company's Code of Business Conduct and Ethics and recommend to the Board any revisions the Committee deems necessary or desirable.

13. To review Environmental, Social and Governance (ESG) issues affecting the Company, including through the periodic review of the Company's ESG Report.

14. To review periodically and provide guidance on the Company's strategy for managing its relationships with major external constituencies and its reputation, and the development, implementation and effectiveness of such strategy, which includes overseeing the implementation of the recommendations of the Business Standards Committee and client service issues.

15. To review periodically the Company's philanthropic and educational initiatives, including 10,000 Women, 10,000 Small Businesses and Goldman Sachs Gives, and the Company's support of charitable organizations through The Goldman Sachs Foundation or otherwise.

16. To discharge any other duties or responsibilities delegated to the Committee by the Board from time to time.

In fulfilling its duties and responsibilities, the Committee shall consider, among other things, the potential effect of any matter on the Company's reputation.

<u>Performance Evaluation and Review of Charter</u>

The Committee shall conduct an annual performance evaluation of the Committee, which evaluation shall, among other things, compare the performance of the Committee with the requirements of this charter. The performance evaluation shall be conducted in such manner as the Committee deems appropriate. The Committee shall report to the Board on this evaluation.

The Committee shall review the adequacy of this charter on at least an annual basis and shall recommend to the Board any revisions the Committee deems necessary or desirable, although the Board shall have the sole authority to amend this charter.

Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. With respect to consultants or search firms used to identify director candidates and compensation consultants retained to assist in the evaluation of director compensation, this authority shall be vested solely in the Committee.

Exhibit C

As of August 2013

Goldman Sachs Statement on Policy Engagement and Political Participation

Goldman Sachs' ability to generate returns for shareholders is highly dependent on the business environment in which we operate. As a participant in the financial services industry, we are subject to extensive regulation worldwide. As such, we believe that it is our responsibility to understand the regulatory and political environments in which we have a presence, and to advocate policies that foster global economic growth, promote financial stability and improve communities and society.

We believe these advocacy efforts are in our shareholders' best interests, as well as the interests of the broader marketplace. We seek to be a constructive voice in the global financial regulatory reform process and work with regulators and other relevant parties to strengthen the financial system and reduce systemic risk, and to support dynamic, healthy capital markets, entrepreneurship and innovation.

Our ability to participate in the public policy arena is subject to robust regulation at both the federal and state levels; Goldman Sachs has policies and procedures to ensure that the firm is in compliance with all relevant laws, rules and regulations. In addition, our Board is apprised of, and engaged in, the policy issues we focus on and our efforts in this regard.

Political Participation

Goldman Sachs has policies and procedures governing the political activities of the firm, our political action committee and our employees.

Under United States federal law, Goldman Sachs may not contribute corporate funds or make in-kind contributions to candidates for federal office or to national party committees. In addition to federal limits on corporate political action, our political giving at the state and local level in the United States is governed by Municipal Securities Rulemaking Board Rule G-37, SEC Rule 206(4)-5, CFTC Rule 23.451 and applicable state and local restrictions.

Goldman Sachs does not make any political contributions in the United States from corporate funds, including contributions to so-called Section 527 entities or independent expenditure political action committees (Super PACs). We have also voluntarily elected not to spend corporate funds directly on independent expenditures, including electioneering communications, despite the Supreme Court's decision in *Citizens United* entitling corporations to make such expenditures.

Goldman Sachs does not directly support or oppose ballot initiatives, including bond ballot campaigns. Goldman Sachs, however, could support or oppose ballot initiatives in the future (other than by making bond ballot campaign contributions) if the initiative would materially and directly impact the interests of the firm and our shareholders. In such instances, we are committed to publicly disclosing these activities.

In accordance with our internal policies, Goldman Sachs employees in the United States are required to submit for review all proposed political contributions (including contributions relating to ballot initiatives) to determine if they are consistent with our policies. Staff in the Office of Government Affairs ("OGA"), Compliance and Legal departments is responsible for the review and approval process.

Goldman Sachs maintains a federal political action committee, which is registered with the Federal Election Commission (the "GS PAC"). The GS PAC is funded in accordance with applicable federal and state law on a voluntary basis by employees of Goldman Sachs and makes contributions on a bipartisan basis in accordance with our contribution policies and in support of our public policy goals. Corporate funds are not contributed to the GS PAC. As required by law, all political contributions accepted or made by the GS PAC are reported to the Federal Election Commission and are publicly available. Goldman Sachs does not maintain state level PACs that make contributions to state and local candidates.

Policy Engagement

Identification of Public Policy Priorities and Advocacy

Goldman Sachs participates in direct advocacy on certain public policy issues that we believe foster global economic growth, promote financial stability and improve communities and society, all of which impact our firm, our clients, capital markets and the general economy.

Staff in OGA is responsible for coordinating our global public policy priorities. Staff in OGA coordinates on an ongoing basis with our business unit leadership and our Compliance and Legal departments to identify legislative and regulatory priorities, both regionally and globally. Staff in OGA vets overall public policy priorities and related advocacy efforts with senior management. In formulating public policy priorities, consideration is given to challenges to our current operations and opportunities for expansion, with a goal of prioritizing public policies that will increase shareholder value and contribute to the success of the firm.

For 2013, our principal public policy priorities are:

- Economic growth – innovation, systemic risk, human capital and employment, taxation, energy, infrastructure improvement and trade promotion
- Robust and liquid capital markets – implementation of financial regulatory reform, market structure regulation, the harmonization of global regulation and policies affecting the financial services industry, including accounting and risk management
- Risks and opportunities of emerging markets
- Access to capital – both for significant infrastructure projects and small businesses that create jobs
- Trade and investment – promotion of the rules based trading and investment system through bi-lateral and multilateral agreements

All federal lobbying costs and the issues to which they relate are disclosed in the United States under the Lobbying Disclosure Act, which requires that we file reports on a quarterly basis with the United States Congress; these reports are publicly available at http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm. Additionally, our Board's Corporate Governance, Nominating and Public Responsibilities Committee reviews an annual report regarding our lobbying expenditures.

As part of our advocacy program, we may inform our employees, shareholders or vendors/suppliers of legislation or regulation that may impact their interests. We have not structured or facilitated any active "grassroots lobbying" efforts to date; however, if we do so, we commit to publicly disclosing related expenditures as part of the reports we file under the Lobbying Disclosure Act.

Trade Associations

As part of our engagement in the public policy process, we participate in a number of trade organizations and industry groups, such as the Securities Industry Financial Markets Association (SIFMA), Council of Institutional Investors (CII) and American Bankers Association (ABA).

We make payments to these organizations and groups, including membership fees and dues. We instruct these organizations and groups not to use our funds for any election-related activity at the federal, state or local levels, including contributions and expenditures (including independent expenditures) in support of, or opposition to, any candidate for any office, ballot initiative campaign, political party, committee, or PAC.

Staff in the OGA, Compliance and Legal departments reviews and approves these memberships to ensure that they are consistent with relevant public policy objectives; however, because these associations are supported by, and represent, many other companies and groups, there may be instances where an association's positions on certain issues may diverge from our views.

A comprehensive report on our memberships, including membership fees and dues paid in excess of $30,000, is reviewed by our Executive Vice President, Chief of Staff and Secretary to the Board and by our Board's Corporate Governance, Nominating and Public Responsibilities Committee on an annual basis. Dues attributable to lobbying by United States trade associations are included in the quarterly reports we file pursuant to the Lobbying Disclosure Act, which are available at http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm.

Exhibit D

Goldman Sachs
Statement on Human Rights

As a global financial institution, Goldman Sachs recognizes and takes seriously its responsibility to help protect, preserve and promote human rights around the world. Examples of such rights are articulated in the United Nations Universal Declaration of Human Rights. While national governments bear the primary responsibility for ensuring human rights, we believe that the private sector can and should play a role in championing these fundamental rights.

Our respect for human rights is fundamental to and informs our business; it guides us in how we treat and train our employees, and how we work with our clients and our vendors. Our Business Principles and our Code of Conduct and Business Ethics also play an important role in determining our responsibilities as corporate citizens. They help to inform our business selection process and to guide our business decisions and judgments.

Our People

Goldman Sachs is dedicated to creating a workplace that respects each employee's human rights, and ensures that the interactions of our people with clients, vendors and other business partners comply with the spirit, as well as the letter, of regulations and laws in the jurisdictions in which we operate.

The Firm is committed to providing equal employment opportunity to all qualified persons. Although particular legal provisions and formulations may differ in the various locations in which we do business, our principles are the same worldwide. Goldman Sachs considers conduct that does not conform to these standards to be a serious violation of its policies and will take appropriate disciplinary action, which may include termination, against those who engage in such conduct. Managers are evaluated in part on the basis of their success in carrying out our equal employment opportunity policies.

Concern for personal dignity and individual worth of every person is an indispensable element in the standard of conduct that we have set for ourselves. Our comprehensive Compendium of Firmwide Compliance Policies contains guidelines regarding equal employment opportunity, privacy, fair dealing, anti-money laundering and anti-bribery expectations. At Goldman Sachs, our people are reminded and encouraged to identify potential violations in these areas, and to report behavior that does not comply with internal policies and external regulations and laws.

Our people receive training on a variety of human rights related issues, including but not limited to, equal employment opportunity, diversity, money laundering, bribery and corruption.

Our Clients

We place a high priority on the identification of potential human rights issues in the due diligence that precedes our business transactions. The Firm analyzes new and existing clients for a wide array of possible human rights-related issues, including labor practices, impacts on indigenous peoples, and proximity to conflict regions. This process informs our business decisions.

We also engage with our clients in certain cases, encouraging them to consider adopting more sustainable practices and to take human rights issues into consideration in conducting their business.

In the context of our Environmental Policy Framework, we evaluate business decisions with respect to environmental and social issues under the Framework's Business Selection and Risk Management guidelines and will not accept business opportunities that directly conflict with these guidelines.

Vendors

While the vendors with whom we interact bear the responsibility to define their own policies with regard to human rights, we strive to make them aware of our standards. We aspire for business to business purchasing activities to be transacted with due regard to the challenges of all parties including owners and employees of suppliers. At a minimum, the Firm expects suppliers and their supply chain to comply fully with all applicable laws and regulations in the conduct of their business. In addition, Goldman Sachs believes its suppliers should meet appropriate standards related to labor practices, wages and workplace safety. Where practical, we also work with our vendors to encourage the utilization of responsibly and sustainably produced goods and services.

Our Continuing Commitment

Through the process of drafting this Statement, we engaged external stakeholders, including shareholders and expert consultants. We recognize that our external stakeholders value information about our efforts in this area, and we are committed to ongoing engagement on these issues.

Exhibit E

A History of Commitment to Public Service

Key Milestones



1 GS founds Community TeamWorks
2 Goldman Sachs Foundation is funded with a $200mm donation from GS Group
3 GS launches the Global Markets Institute
4 GS charitable fund donates a portion of Tierra del Fuego to the Wildlife Conservation Society
5 GS establishes its Environmental Policy Framework
6 Since 2006, GS has invested approximately $4bn and raised more than $24bn toward clean technology and environmentally beneficial projects
7 GS acted as the lead manager for the first $1bn bond issuance of the International Finance Facility for Immunication
8 GS establishes Goldman Sachs Gives
9 GS launches $100mm 10,000 Women initiative
10 In the development of 200 West St, GS awards over $300mm in contracts to minority and women-owned businesses
11 GS launches $500mm 10,000 Small Businesses initiative
12 GS named second largest corporate giver by *The Chronicle of Philanthropy*
13 GS receives The Committee Encouraging Philanthropy 2011 Chairman's Award for 10,000 Women
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Goldman Sachs

A History of Commitment to Public Service

Key Milestones

1. **Community TeamWorks** was founded to offer innovative volunteering opportunities worldwide. In 2011, the fifteenth anniversary of the program, a record 26,500 Goldman Sachs people joined with family and friends to contribute over 149,800 hours to the communities where we work and live
2. The **Goldman Sachs Foundation** was funded with an initial $200 million donation from Goldman Sachs, with the mission to promote excellence and innovation in education worldwide. In 2009, a year of record profits, Goldman Sachs funded an additional $310 million
3. Goldman Sachs launched the **Global Markets Institute** with the mission to provide research and high-level advisory services to policymakers, regulators and investors around the world
4. Goldman Sachs and the Wildlife Conservation Society announced an unprecedented partnership to protect **Tierra del Fuego** by working with Chilean conservationists and other partners to establish the reserve, develop a sustainable use plan and preserve the region's unique ecological characteristics
5. Goldman Sachs established its **Environmental Policy Framework** in the belief that a healthy environment is a prerequisite for progress, contributing to the well-being of society, our people and our business, and serving as the foundation for a sustainable and strong economy
6. Since 2006, we have invested approximately $4 billion and raised more than $24 billion toward **clean technology and environmentally beneficial projects**
7. In November 2006, Goldman Sachs acted as the lead manager for the first $1 billion bond issuance of the **International Finance Facility for Immunisation** (IFFIm), which is expected to immunize and protect more than 500 million children over the next decade across 70 of the world's poorest countries. A team from Goldman Sachs dedicated two years to this initiative, working alongside the original sovereign sponsors, the World Bank and other development organizations.
8. ***Goldman Sachs Gives*** is a donor-advised fund through which partners of the firm may recommend grants to certain qualified charitable organizations. Since 2009, nearly $1 billion has been diverted from the partner compensation pool to Goldman Sachs Gives
9. In March 2008, ***10,000 Women*** was founded as a five-year, global initiative to help grow local economies and bring about greater shared prosperity and social change by providing 10,000 underserved women with a business and management education
10. In the development of 200 West Street, Goldman Sachs awarded over **$300 million in contracts to minority and women-owned businesses**, the largest amount ever in the history of New York State's Minority and Women-Owned Business Enterprise program
11. In November 2009, Goldman Sachs launched ***10,000 Small Businesses***, a $500 million initiative that aims to unlock the growth and job-creation potential of 10,000 small businesses across the United States and United Kingdom through greater access to business education, support services and financial capital

Goldman Sachs

12 In 2010, the **Chronicle of Philanthropy** named Goldman Sachs the second largest corporate giver – and the largest in the financial services industry.

13 Goldman Sachs received **The Committee Encouraging Corporate Philanthropy 2011 Chairman's Award** – one of the most coveted awards in the field – for *10,000 Women*. 10,000 Women already has reached more than 5,500 women across 42 countries, providing them with the tools to grow their businesses and create new jobs